Exhibit 99.A

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (“Agreement”) is made and entered into on April 19, 2004, by and between Citicorp Venture Capital, Ltd., a Delaware corporation (“Seller”) and Titan International, Inc., an Illinois corporation (“Purchaser).

WHEREAS, Seller is a corporation organized and incorporated under the laws of the state of Delaware having its principal place of business at 399 Park Avenue, New York, New York;

WHEREAS, Purchaser is a corporation organized and incorporated under the laws of the state of Illinois having its principal place of business at 2701 Spruce Street, Quincy, Illinois; and

WHEREAS, Seller desires to sell to Purchaser and Purchaser desires to purchase from Seller 4,917,464 shares of the Common Stock (the “Shares”), no par value per share, of Purchaser for the consideration and on the terms and conditions set forth herein;

NOW, THEREFORE, the parties, intending to be legally bound, hereby agree as follows:

1. Shares. Subject to the terms and conditions of the Agreement, at the Closing Seller will sell and transfer the Shares to Purchaser, and Purchaser will purchase the Shares from Seller.

2. Purchase Price.

(a) The purchase price (“Purchase Price”) for the shares will be fifteen million dollars ($15,000,000.00).

(b) Purchaser agrees that if it prevails in its appeal of Vehicular Technologies Corporation vs. Titan Wheel International, Inc. and Dyneer Corporation, Civil Action No. BC263739, originally filed in Los Angeles Superior Court (“the Vehicular Technologies Suit”), and a final non-appealable order becomes effective, Purchaser will pay to Seller an additional five million dollars ($5,000,000) (the “Additional Consideration”).

3. Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 17, the purchase and sale (the “Closing”) provided for in this Agreement will take place within two (2) business days after the satisfaction of the conditions set forth in Section 5, at the offices of Purchaser or at such other time and place as the parties may agree.

4. Closing Obligations. At Closing:

(a) Seller will deliver to Purchaser certificates representing the Shares duly endorsed (or accompanied by duly executed stock powers).

(b) Purchaser will deliver to Seller fifteen million dollars ($15,000,000.00) by wire transfer.

5. Conditions to Closing.

(a) Conditions to the Obligations of Seller. (i) The representations and warranties of the Purchaser set forth in Section 7 of this Agreement shall be true and correct in all respects on and as of the day of Closing; (ii) there shall be no threatened or pending action by or before any governmental authority or arbitrator seeking to restrain, prohibit or invalidate the transactions contemplated hereby or seeking monetary relief against Purchaser by reason of the consummation of such transactions, and there shall not be in effect any injunction, order or decree which has such effect; and (iii) Purchaser shall have received approval from its “Credit Facility Group” for this transaction.

(b) Conditions to the Obligations of Purchaser. (i) The representations and warranties of the Seller set forth in Section 6 this Agreement shall be true and correct in all respects on and as of the day of Closing; and (ii) there shall be no threatened or pending action by or before any governmental authority or arbitrator seeking to restrain, prohibit or invalidate the transactions contemplated hereby or seeking monetary relief against Seller by reason of the consummation of such transactions, and there shall not be in effect any injunction, order or decree which has such effect.

6. Representations and Warranties of Seller.

(a) Seller represents and warrants to Purchaser that Seller is the owner of, and has good and marketable title to, all of the Shares, free and clear of all claims, liens, security interests and other encumbrances and that Seller has the unqualified right to sell the same.

(b) Seller represents and warrants to Purchaser that it is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Seller has full corporate power and authority to enter into this Agreement and to consummate the transactions contemplated herein. This Agreement, upon execution and delivery, will constitute the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms. The execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated herein will not violate any provision of Seller’s charter or bylaws, or violate, breach or constitute a default under any agreement to which Seller is bound.

7. Representations and Warranties of Purchaser. Purchaser represents and warrants to Seller that it is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Purchaser has full corporate power and authority to enter into this Agreement and to consummate the transactions contemplated herein. This

Agreement, upon execution and delivery, will constitute the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms. The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated herein will not violate any provision of Purchaser’s charter or bylaws, or violate, breach or constitute a default under any agreement to which Purchaser is bound.

8. Releases.

(a) As a material inducement to enter into this Stock Purchase Agreement, and for good and valuable consideration described herein, Purchaser, for its assigns, its officers, its directors, its employees, its shareholders, its subsidiaries, its agents and its affiliates (collectively “Purchaser Releasors”), hereby irrevocably and unconditionally releases and forever discharges Seller, its assigns, its directors, its officers, its subsidiaries, its agents, its affiliates, and any director, officer or employee of Dyneer Corporation, Tractech Inc. (“Tractech”) or Ballantrae Corporation (collectively “Seller Releases”), from any and all claims, liabilities, promises, controversies, damages, actions, causes of action, suits, charges, investigations, demands, costs, losses, debts and expenses of any kind or nature whatsoever, which exist or may exist on the effective date of the Agreement, whether based in tort, fraud, contract, statute, common law, or any other legal theory and whether Purchaser possesses them now or they become known in the future. Purchaser expressly acknowledges that this is a final and general release including any claims related to the purchase of Dyneer Corporation, sale of Tractech to an affiliate of Seller or the Vehicular Technologies Suit (other than the Additional Consideration). Notwithstanding anything to the contrary herein, (i) this release shall not include any ordinary course transaction among Purchaser or its subsidiaries on the one hand and portfolio companies of Seller or its affiliates on the other hand; and (ii) Purchaser shall remain obligated pursuant to Section 8.1(a)(i)(C) (relating to the Vehicular Technologies Suit) and Section 8.1(a)(i)(D) (relating to other liabilities never assumed by Seller in that section) of the Asset Purchase Agreement by and among Titan Wheel International, Inc., Dyneer Corporation, Tractech Limited and Tractech Inc., dated September 30, 1996, as amended.

(b) As a material inducement to enter into this Stock Purchase Agreement, and for good and valuable consideration described herein, Seller, for its assigns, and its subsidiaries (collectively “Seller Releasors”), hereby irrevocably and unconditionally releases and forever discharges Purchaser, its assigns, its officers, its directors, its employees, its shareholders, its subsidiaries, its agents and its affiliates, (collectively “Purchaser Releasees”), from any and all claims, liabilities, promises, controversies, damages, actions, causes of action, suits, charges, investigations, demands, costs, losses, debts and expenses of any kind or nature whatsoever, which exist or may exist on the effective date of the Agreement, whether based in tort, fraud, contract, statute, common law, or any other legal theory and whether Seller possesses them now or they become known in the future. Seller expressly acknowledges that this is a final and general release including any claims related to the purchase of Dyneer Corporation, sale of Tractech to an affiliate of Seller, or the Vehicular Technologies Suit (other than the Additional Consideration). Notwithstanding anything to the contrary herein, (i) this release shall not include any ordinary course transaction among Purchaser or its subsidiaries on the one hand and portfolio companies of Seller or its affiliates on the other hand; and (ii) Purchaser shall remain obligated pursuant to Section 8.1(a)(i)(C) (relating to the Vehicular Technologies Suit) and Section 8.1(a)(i)(D) (relating to other liabilities never assumed by Seller in that section) of the Asset Purchase Agreement by and among Titan Wheel International, Inc., Dyneer Corporation, Tractech Limited and Tractech Inc., dated September 30, 1996, as amended.

9. Certain Understandings. Each of the parties hereto hereby acknowledges that (a) there are no representations or warranties by or on behalf of any party hereto or any of its respective representatives other than those expressly set forth in this Agreement and (b) the parties’ respective rights and obligations with respect to this Agreement and the events giving rise thereto will be solely as set forth in this Agreement. The Seller and its assigns, its officers, its directors, its subsidiaries, its agents and its affiliates will not have or be subject to any liability to Purchaser, or any other person, resulting from the distribution to Purchaser, or Purchaser’s use of, any information not contained in this Agreement

10. Further Assurances. The parties agree to execute and deliver to each other such other documents and to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement.

11. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any choice of law principles which would require the application of law of any other jurisdiction.

12. Jurisdiction. Purchaser hereby expressly consents to the personal jurisdiction of the state and federal courts located in Manhattan, New York City for purposes of any action brought by Seller to enforce the provisions of Agreement, and waives the assertion of any defense regarding such jurisdiction before such courts.

13. Entire Agreement. This Agreement sets forth the entire understanding among the parties relating to the subject matter hereof, and supersedes all prior agreements, arrangements, understandings, negotiations or discussions.

14. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

15. Notices. All notices and other communications pursuant to this Agreement will be in writing and will be deemed to have been duly given or made if delivered personally, sent by a nationally-recognized overnight air courier service or mailed by registered or certified mail (postage prepaid, return receipt requested), to the parties at the following addresses (or at such other address for a party as may be specified by like change of address) or sent by electronic transmission to the telecopier number specified below:

To Seller:	Citicorp Venture Capital, Ltd. 399 Park Avenue
New York, NY 10043
Attention:

Telecopier No.:

With a copy to:	Dechert LLP
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, PA 19103
Attention: Craig Godshall
Telecopier No.: 215.994.2491

To Purchaser:	Titan International, Inc.
2701 Spruce St.
Quincy, IL 62301 Attention:
Telecopier No.:

With a copy to:	Cheri T. Holley
Titan International, Inc.
2701 Spruce Street
Quincy, IL 62301
Telecopier No.: 217.228.3040

16. Counterparts; Facsimile Transmission. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original of this Agreement, and all of which, when taken together, shall be deemed to constitute one and the same agreement. This Agreement may be executed and delivered by facsimile transmission with the same effect as if a mutually signed original were personally delivered.

17. Termination. This Agreement will be automatically terminated if the Closing has not occurred prior to May 31, 2004.